Exhibit 21

SUBSIDIARY LIST

Doing Business As	State of Incorporation
Carpenter Investments, Inc.	Delaware

CRS Holdings, Inc.	Delaware

Dynamet Incorporated	Delaware

Talley Industries, Inc.	Delaware

Latrobe Specialty Metals, Inc.	Delaware

Latrobe Specialty Metals Company	Pennsylvania